UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HEALTHWAYS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

422245100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

R. Claiborne Richards, Jr.

Senior Vice President – Corporate Counsel

Healthways, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

(615) 614-4929

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

J. Page Davidson

Bass, Berry & Sims PLC

315 Deaderick Street, Suite 2700

Nashville, Tennessee 37238

(615) 742-6200

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$867,158	$48.39

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,321,502 shares of Common Stock, $0.001 par value, of Healthways, Inc. will be purchased pursuant to this offer for an aggregate of $867,157.87 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal 2009, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

TABLE OF CONTENTS

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Persons
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX

Item 1. Summary Term Sheet.

The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Employee Stock Options” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

(a)          The name of the subject company is Healthways, Inc., a Delaware corporation (the “Company” or “Healthways”). The address of the Company’s principal executive offices is 701 Cool Springs Boulevard, Franklin, Tennessee 37067, and its telephone number is (615) 614-4929.

(b)           The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c)          The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)          The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)          The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks Of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)          The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)        The set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)        The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)        The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)        The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)	Not applicable.
(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)        The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule A: Information Concerning Our Directors and Executive Officers is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B: Transactions by Our Directors and Executive Officers is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	Not applicable.

Item 10. Financial Statements.

(a)	Not applicable.
(b)	Not applicable.

Item 11. Additional Information.

(a)        The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.

Item 12. Exhibits.

(a)(1)	Offer to Purchase For Cash Employee Stock Options, dated December 2, 2008.
(a)(2)	Form of Introductory Letter.
(a)(3)	Letter of Transmittal.
(a)(4)	Form of e-mail to Eligible Employees announcing Offer to Purchase.
(a)(5)	Form of Election Withdrawal Notice.
(a)(6)	Form of Reminder Notice of Expiration of Offer.

(a)(7)    The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, filed with the Securities and Exchange Commission on October 30, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(8)    The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(9)   A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)    1996 Stock Incentive Plan, as amended, and form of option agreement (incorporated herein by reference to Exhibits 10.20 and 10.22, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(2)    2001 Amended and Restated Stock Option Plan and form of option agreement (incorporated herein by reference to Exhibits 10.21 and 10.23, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(3)    2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-19364) dated February 8, 2007).

(d)(4)    Form of Non-Qualified Stock Option Agreement under the Company’s 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2007).

(g)	Not Applicable.
(h)	Not Applicable.

Item 13. Information Required by Schedule-13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2008

HEALTHWAYS, INC.

By:	/s/ Mary A. Chaput
Mary A. Chaput
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Offer to Purchase For Cash Employee Stock Options, dated December 2, 2008.
(a)(2)	Form of Introductory Letter.
(a)(3)	Letter of Transmittal.

(a)(4)	Form of e-mail to Eligible Employees announcing Offer to Purchase.
(a)(5)	Form of Election Withdrawal Notice.
(a)(6)	Form of Reminder Notice of Expiration of Offer.

(a)(7)    The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, filed with the Securities and Exchange Commission on October 30, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(8)    The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008 (File No. 000-19364) (incorporated herein by reference).

(a)(9)   A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)    1996 Stock Incentive Plan, as amended, and form of option agreement (incorporated herein by reference to Exhibits 10.20 and 10.22, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(2)    2001 Amended and Restated Stock Option Plan and form of option agreement (incorporated herein by reference to Exhibits 10.21 and 10.23, respectively, to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2006).

(d)(3)    2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-19364) dated February 8, 2007).

(d)(4)    Form of Non-Qualified Stock Option Agreement under the Company’s 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to Form 10-K (File No. 000-19364) of the Company’s fiscal year ended August 31, 2007).

(g)	Not Applicable.
(h)	Not Applicable.

Exhibit 99.(a)(1)

HEALTHWAYS, INC.

Offer To Purchase For Cash Employee Stock Options

December 2, 2008

The Offer And The Associated Withdrawal Rights Expire On

December 30, 2008 At 11:59 P.M., Central Standard Time,

Unless The Offer Is Extended

We are offering to purchase for cash certain employee stock options from our eligible employees. The stock options subject to this offer (the “Offer”) are all outstanding employee stock options granted between September 1, 2004 and August 15, 2008 under our 1996 Stock Incentive Plan, as amended, 2001 Amended and Restated Stock Option Plan, as amended, and our 2007 Stock Incentive Plan (collectively, “Our Stock Incentive Plans”), that are outstanding on December 2, 2008 and at the Offer expiration time. These options have exercise prices ranging from $25.31 to $66.97 per option. Eligible employees are only those employees of the Company or one of its subsidiaries, other than our Chief Executive Officer, as of December 2, 2008 who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended. Our current President and Chief Operating Officer was appointed on October 31, 2008 and does not hold any eligible options due to the grant date of the options as well as the fact that they constituted an inducement grant under NASDAQ. The per option cash amount that we are offering to pay for each eligible option that is tendered to us under this Offer ranges from $0.29 to $2.10, and is specifically set forth in Section III.2 (beginning on page 8).

We are making this Offer subject to the conditions stated in Section III.9 which permits the Board of Directors, in its sole discretion, to extend, amend, withdraw or terminate this Offer prior to the expiration thereof, and require that there must be a minimum number of options tendered under this Offer in an amount greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options as of the expiration date of the offer on December 30, 2008. You are not required to tender your eligible options. Tendering your eligible options means presenting them to Healthways, Inc. (“Healthways” or the “Company”) for purchase on the terms of this Offer. In order to participate in the Offer, you must tender all of your eligible options.

IMPORTANT

If you would like to accept this Offer, you must properly complete and sign the Letter of Transmittal in accordance with the terms set forth in the offering materials and deliver it to the Company by email to benefitscommunications@healthways.com, by fax to (615) 764-0346 or by mail to Attn: Betty Ann Lay, 701 Cool Springs Boulevard, Franklin, TN 37067. Your election must be received by the Company by 11:59 P.M., Central Standard Time, on December 30, 2008 (or a later time and date that we will specify if we extend the Offer period). If we do not receive your election by the Offer expiration time, you will be deemed to have rejected this Offer.

All questions about Our Stock Incentive Plans or this Offer, or requests for assistance or for additional copies of any offering materials, should be made by email to benefitscommunications@healthways.com.

Although our Board of Directors has approved this Offer, neither Healthways, Inc. nor our Board of Directors makes any recommendation to you as to whether you should tender your eligible options.

Participating in the Offer involves risks. See Section II (beginning on page 6).

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “HWAY.” On November 28, 2008, the closing price of our common stock as reported on the NASDAQ Global Select Market was $8.09 per share.

You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

As of December 2, 2008, options to purchase up to 5,101,367 shares of our common stock were issued and outstanding under all of our stock option plans. Of these options, eligible options to purchase up to 1,321,502 shares of our common stock were outstanding and held by eligible employees.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender your eligible options in this Offer. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this Offer document and all related documents filed as part of the Tender Offer Statement filed with the United States Securities and Exchange Commission (“SEC”) on December 2, 2008.

This Offer to purchase has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer document. Any representation to the contrary is a criminal offense.

We are not making this Offer to, nor will we accept any tender of eligible options from or on behalf of, employees in any jurisdiction in which the Offer or the acceptance of any tender of eligible options would not comply with the laws of such jurisdiction. We may, however, at our discretion, take any actions necessary for us to make the offer to eligible employees in any jurisdiction.

Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement). Nothing in this document should be considered a contract or guarantee of wages or compensation.

TABLE OF CONTENTS

SUMMARY OF TERMS	1
RISKS OF PARTICIPATING IN THE OFFER	6
THE OFFER	7
General; Eligibility; Offer Expiration Time	7
Cash Payment for Eligible Options	8
Purpose	10
Procedures for Tendering Eligible Options	10
Withdrawal Rights	11
Acceptance of and Payment for Eligible Options	11
Extension of Offer; Termination; Amendment; Subsequent Offering Period	12
Material U.S. Federal Income Tax Consequences	13
Conditions to Completion of the Offer	14
Price Range of Common Stock Underlying Eligible Options	14
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options	15
Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer	15
Legal Matters; Regulatory Approvals	15
Fees and Expenses	16
Source and Amount of Consideration	16
Information Concerning Healthways, Inc.	16
Corporate Plans, Proposals and Negotiations	17
Additional Information	18
Miscellaneous; Forward-Looking Statements	19

SCHEDULE A: Information Concerning our Directors and Executive Officers
SCHEDULE B: Transactions by our Directors and Executive Officers

i

I. SUMMARY OF TERMS

Questions and Answers about the Offer

The summary below answers some of the questions that you may have about this Offer. We urge you to read carefully the entire Offer to Purchase for additional details not addressed in this summary.

This Summary is presented in question-and-answer format. The questions and answers are grouped into the following categories:

•	How the Option Purchase Works
•	Duration of the Offer
•	How to Elect to Tender your Eligible Options
•	U.S. Federal Income Tax Considerations
•	How to Get More Information

In this Offer to Purchase, references to “Healthways,” “Company,” “we,” “us” and “our” mean Healthways, Inc. and references to “the date the Offer expires” mean December 30, 2008, or, if we extend the Offer period, a later date we will specify. We also refer to this Offer, on the terms described in this Offer to Purchase, as the “Offer.”

How the Option Purchase Works

Q1.	What is the Offer?

Beginning at 12:01 A.M., Central Standard Time, on December 2, 2008 and ending at 11:59 P.M., Central Standard Time, on December 30, 2008, unless we extend the Offer, eligible employees (described in Question 2 below) may decide to tender their eligible options for a cash payment in the range of $0.29 to $2.10 per option (the “Cash Payment”). Eligible options are all stock options granted between September 1, 2004 and August 15, 2008 under Our Stock Incentive Plans that are outstanding on December 2, 2008 and at the Offer expiration time and that are held by eligible employees (for more information, see Section II.1). These eligible options have exercise prices ranging from $25.31 to $66.97 per option. Participation in this Offer is voluntary; however, we are making this Offer subject to the conditions stated in Section III.9 which permits the Board of Directors, in its sole discretion, to extend, amend, withdraw or terminate this Offer prior to the expiration thereof, and require that there must be a minimum number of options tendered under this Offer in an amount greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options as of the expiration date of the Offer on December 30, 2008. We may terminate the Offer if the minimum number of options are not tendered. In such event, any tendered eligible options will continue to be held by the tendering eligible employee as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all eligible employees holding eligible options.

Q2.	Who may participate in this Offer?

Only “eligible employees” may participate in this Offer. Eligible employees are only those employees of the Company or one of its subsidiaries as of December 2, 2008 who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended. Our directors and Chief Executive Officer are not eligible to participate in the Offer. Our current President and Chief Operating Officer was appointed on October 31, 2008 and does not hold any eligible options due to the grant date of the options as well as the fact that they constituted an inducement grant under NASDAQ.

Q3.	Which options may be tendered in the Offer?

Only “eligible options” may be tendered under this program. In order to participate in the Offer, you must tender all of your eligible options.

Q4.	What is the Cash Payment?

The Cash Payment is the right to receive an amount in the range of $0.29 to $2.10 per option.

Q5.	How was the amount of my Cash Payment determined?

The eligible options were valued as of November 12, 2008 using a lattice-based binomial option valuation model, which calculates fair value by modeling expected exercise behavior. This calculation takes into consideration numerous factors including the trading price of the Company’s common stock on the date of the valuation, a risk-free rate, and an assumed stock price volatility, as well as the exercise prices and remaining terms of each eligible option. The Cash Payment varies among the eligible options due to the different exercise prices and remaining terms, which were based on the grant date. The cash out value for the various options is listed in the table in Section III.2. To determine your Cash Payment, take the number of shares of Healthways’ common stock subject to each type of eligible option and multiply it by the cash value of that option listed in the table in Section III.2 and then sum the values calculated for each type of option. The Company’s determination as to the amount of your Cash Payment is final. You must make your own determination of the value to you of your eligible options, and you are encouraged to consult with your own financial, accounting, tax and legal advisors. For additional information on the determination by us of your Cash Payment, see Section III.2.

Q6.	When will I receive my Cash Payment?

The Offer will expire December 30, 2008 at 11:59 P.M., Central Standard Time. You will be entitled to a prompt single lump sum cash payment through the Company’s payroll system following the expiration date of the Offer. We anticipate that your payment will occur in early 2009. No interest will accrue and no interest will be paid on any portion of the payment, regardless of when paid.

Q7.	Can I forfeit any portion of my Cash Payment after receiving it?

No. If you have elected to tender your eligible options in connection with this Offer and did not rescind that election prior to the Offer expiration time, you may not forfeit your associated Cash Payment.

Q8.	Why is the Company conducting the Offer?

The principal reason the Company originally granted the eligible options was to attract and to provide meaningful retentive and incentive value to our employees and to effectively align the interests of our employees with those of our stockholders. However, our stock price has declined since the time these stock option grants were made, and all of the eligible options are therefore significantly “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). As a result, we do not believe the eligible options provide the retentive and incentive value that was the basis for their grant, yet we continue to incur the ongoing compensation cost related to these options as measured at their grant dates. We continue to believe that a long-term incentive compensation strategy utilizing a mix of stock options, restricted stock units and performance-based cash compensation as part of our overall compensation strategy is a key component of our strategy to attract, retain and motivate our eligible employees. However, we do not have a sufficient number (or “pool”) of shares available under the Company’s 2007 Stock Incentive Plan to include equity as a component of our long-term incentive compensation strategy consistent with our current compensation philosophy and practice. Accordingly, we believe it is in the best interests of our stockholders for the Company to purchase the eligible options pursuant to the Offer to increase the pool of shares available for grant under the 2007 Stock Incentive Plan. The Compensation Committee of our Board of Directors intends to meet following the expiration of the Offer to review the pool of shares available under the 2007 Stock Incentive Plan and to determine the equity component of the long-term equity compensation for fiscal year 2008. Although we have historically granted our long-term incentive awards in October following the most recently completed fiscal year, the timing of our fiscal 2008 annual grant will be delayed until early calendar 2009 due to the recently announced change in our fiscal year. We also wish to provide you the opportunity to attain a portion of the value of the long-term incentive component of your compensation as a result of your hard work despite the loss of the stock’s value. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your eligible options. Whether you would realize a greater amount by retaining your eligible options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock. Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

Q9.	Will employees receive additional equity grants in the future?

The Company has traditionally made periodic grants of stock awards to selected officers and employees as part of the Company’s long-term incentive compensation strategy and expects to continue to do so in the future. However, the Company has not authorized any specific additional grants under either the 2007 Stock Incentive Plan or any other arrangement. Your participation in the Offer will not entitle you to any additional equity grant in the future, and any additional equity grants to you will depend on factors generally unrelated to past option awards. The amount of equity awards in total that are available for future grant without stockholder approval is limited by the number of shares authorized under our 2007 Stock Incentive Plan. As indicated above, one of our purposes for making the Offer is to increase the number of shares available for future grants under our 2007 Stock Incentive Plan. Thus, although you individually will not be entitled to an additional equity grant by participating in the Offer, options that you tender and that the Company purchases in the Offer will increase the number of shares available for future grant to employees as a whole.

Q10.	Is it likely that an Offer similar to this one will be made in the future?

The Board of Directors is making this Offer largely due to its belief that the significant decline in the Company’s stock price has resulted in the eligible options no longer achieving the retention and incentive strategy intended at the time of their grant. Due to the circumstances which led to the decline in the Company’s stock price, the Board of Directors has no current intention to make any similar offer in the future, and expects this to be a one-time event.

Q11.	Why should I consider participating in the Offer?

Currently, you hold eligible options that represent your right to purchase shares of our common stock at a specified price, regardless of the actual market price at the time of your purchase. The specified purchase price for your eligible options was the market price on the date the option was granted. Due to subsequent fluctuations, the market price of a share of stock can be greater than, equal to or less than the specified purchase price of any option. When the market price is greater than the purchase price (otherwise known as an “in the money” option), you receive value from exercising the option, because you are able to buy the stock at less than the current value and sell the resulting share for the higher price. When the market price is equal to or less than the purchase price (otherwise known as an “out of the money” option), you would generally not exercise the stock option, since you would be able to purchase the same shares in the stock market at the same or lower price. If you tender your eligible options for a Cash Payment and the Board of Directors has not withdrawn or terminated this Offer prior to this Offer’s expiration, and the number of options tendered under this Offer is in an amount greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options as of the expiration date of the Offer, as described in Section III.9, you will receive a specific payment of cash following the expiration of this Offer. This Cash Payment may or may not be more valuable to you than continuing to hold your eligible options in the future. This determination depends on a number of factors, principally the performance of the Company’s common stock, the timing of such performance and your continued employment with the Company through relevant vesting dates. To illustrate this, consider the following hypothetical situation:

Assume that you hold options to purchase 1,000 shares of common stock with an exercise price of $45 per share at a time when the common stock is trading at $11 per share and the Company is offering a Cash Payment of $1.34 per option. The amount of your Cash Payment would be $1,340 if you participated in the Offer. On the other hand, even if fully vested, those options have no currently realizable value to you because they are out of the money (i.e., the exercise price of the option ($45 per share) is equal to or greater than the price of the Company’s common stock of $11).

To help evaluate the relative value of your eligible options and your Cash Payment, consider the following scenarios:

•

If the price of our common stock were to rise to $45 per share, the option would have no value to you because it would still not be in the money. Under these circumstances, the option would be less valuable than your $1,340 Cash Payment.

•

If the price of our common stock were to rise to $46 per share, the option would now be in the money (i.e., the exercise price would be less than the price of the Company’s common stock). Specifically, the option would be $1 in the money per share, having an aggregate value of $1,000 (i.e., the result obtained by multiplying $1 (representing the excess of the market price of $46 over the exercise price of $45) by 1,000). Under these circumstances, although the option would be in the money, it would still be less valuable than your $1,340 Cash Payment.

•

If the price of our common stock were to rise to $50 per share, the option would be $5 in the money per share, having an aggregate value of $5,000 (i.e., the result obtained by multiplying $5 (representing the excess of the market price of $50 over the exercise price of $45) by 1,000). Under these circumstances, the option would be more valuable than your $1,340 Cash Payment.

The three preceding scenarios do not take into account any timing component. In this regard, note that your stock option agreements provide that your options vest on the fourth anniversary of the grant date and expire either on the seventh or tenth anniversary of the grant date (depending on your individual stock option agreement), but you will become entitled to the Cash Payment in its entirety upon the expiration of this Offer. In evaluating this Offer, you should keep in mind that the future performance of our common stock and the value of your eligible options will depend upon, among other factors, the overall economic environment, the performance of the overall stock market and companies in the healthcare services sector, and the performance of our own business. Accordingly, there are risks associated with keeping your eligible options and deciding not to participate in this Offer. For more information about the risks relating to Company’s business in general, see Section II. We recommend that you read the discussion about our business contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, and available at www.healthways.com.

Participating in the Offer involves a number of risks, including the risk that the price of our common stock could increase in the future. If the price of our common stock rises above the exercise price of your eligible options, your tendered options might be worth more than the Cash Payment you receive in exchange for tendering them. Also, the Cash Payment you receive for tendering your eligible options will be subject to income and employment-related taxes on the amount you receive.

Q12.     If I elect to tender my eligible options pursuant to this Offer to Purchase, do I have to tender all of my eligible options or can I just tender some of them?

In order to participate in the Offer, you must tender all of your eligible options for the Cash Payment.

Q13.	If I choose to participate, what will happen to my options that will be tendered?

Effective as of 11:59 P.M., Central Standard Time, on the date the Offer expires, we will cancel all of your eligible options that are accepted by the Company for Purchase. You will no longer have any rights or obligations with respect to those options. (For more information, see Sections III.6 and III.12.)

Q14.	Are there conditions to the Offer?

We are making this Offer subject to the conditions stated in Section III.9 which permits the Board of Directors, in its sole discretion, to extend, amend, withdraw or terminate this Offer prior to the expiration thereof, and require that there must be a minimum number of options tendered under this Offer in an amount greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options as of the expiration date of the Offer on December 30, 2008. We may terminate the Offer if the minimum number of options are not tendered. In such event, any tendered eligible options will continue to be held by the tendering eligible employee as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all eligible employees holding eligible options.

Q15.	Is the Company making any other offers to purchase stock options from employees at this time?

No. For further information, see Questions 9 and 10 above.

Duration of the Offer

Q16.	How long will this Offer remain open?

This Offer begins at 12:01 A.M., Central Standard Time, on December 2, 2008 and is scheduled to remain open until 11:59 P.M., Central Standard Time, on December 30, 2008 (or, if we extend the Offer period, a later date we will specify). We have no plans to extend the Offer beyond December 30, 2008. However, if we do extend the Offer, we will announce the extension no later than 9:00 A.M., Central Standard Time, on December 31, 2008.

Q17.	If the Offer is extended, how does the extension affect the date on which I receive my Cash Payment?

If we extend the Offer and you participate in it, you will become entitled to your Cash Payment and your eligible options will be cancelled, effective as of 11:59 P.M., Central Standard Time, on the date the Offer expires. We anticipate that your payment will occur in early 2009.

How to Elect to Tender Your Eligible Options

Q18.	What do I need to do to participate in the Offer?

To participate, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to benefitscommunications@healthways.com, by fax to (615) 764-0346 or by mail to Attn: Betty Ann Lay, Healthways, Inc., 701 Cool Springs Boulevard, Franklin, TN 37067. We must receive your Letter of Transmittal by 11:59 P.M., Central Standard Time, on December 30, 2008 (or, if we extend the Offer period, a later date we will specify), or it will not be given effect. (For more information, see Sections III.4 and III.7.)

Q19.	What will happen if I do not turn in an executed Letter of Transmittal by the deadline?

If you do not return your executed Letter of Transmittal by the deadline, you will not participate in the option purchase, and all eligible options you currently hold will remain unchanged with their original exercise price and original terms. (For more information, see Section III.4.)

Q20.	What if I don’t want to accept this Offer?

You do not have to accept this Offer. This Offer is completely voluntary, and there are no penalties for electing not to participate. If you do not elect to participate, your outstanding options will remain outstanding under the terms and conditions under which they were granted. To elect not to participate, you do not need to do anything or otherwise contact the Company. In fact, if you decide not to participate in this Offer, you do not need to submit a Letter of Transmittal.

Q21.	Can I change my election?

Yes. You may withdraw your election to tender options by delivering to the Company (at the address or fax noted in Question 18) an Election Withdrawal Notice at any time before the expiration of the Offer. Once you have withdrawn your election to tender eligible options, you may re-elect to tender eligible options only by again following the election procedure described in Question 18. (For more information, see Sections III.4 and III.5.)

U.S. Federal Income Tax Considerations

Q22.	What are the U.S. federal income and withholding tax consequences of payment of the Cash Payment?

The Cash Payment will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which your Cash Payment is paid to you, which we anticipate will be in early 2009. The ordinary income resulting from your Cash Payment will be reflected in the Form W-2 reported to the Internal Revenue Service for the year in which the payment is made. At the time your Cash Payment is made, the Company will reduce your payment to reflect all required income and payroll tax withholdings and will send those amounts to the appropriate tax or other authorities. (For more information, see Section III.8.)

Q23.	Are there any other tax consequences to which I may be subject?

Depending on where you live, there may be additional state or local tax imposed on your tender. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

How to Get More Information

Q24.	What should I do if I have additional questions about this Offer to Purchase?

If you have any other questions about this Offer to Purchase, you may direct them to Betty Ann Lay by phone at (615) 614-4115 or by email at benefitscommunications@healthways.com.

II. RISKS OF PARTICIPATING IN THE OFFER

Participating in the Offer involves a number of risks. Conversely, there are risks associated with keeping your eligible options and deciding not to tender them in the Offer. We describe some of these risks below. In addition, information concerning risk factors included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2008 is incorporated by reference into this Offer to Purchase; copies may be obtained as described in Section III.18. You should carefully consider these risks and are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer.

The amount of the Cash Payment to be paid for your eligible options in the Offer may be less than the net proceeds you would ultimately realize if you kept those options and exercised them sometime in the future.

The Cash Payment that you will receive if you tender your eligible options in the Offer may or may not be more valuable to you than continuing to hold your eligible options in the future. Whether you would realize a greater amount by retaining your eligible options and exercising them in the future, as compared to tendering them in the Offer, will depend primarily on the future market price of our common stock. If the price of our common stock rises sufficiently above the exercise price of your eligible options before the date those options expire, terminate or are forfeited, your tendered options might be worth more than the Cash Payment you could receive by participating in the Offer. On the other hand, if our stock price does not increase sufficiently before the date your eligible options expire, terminate or are forfeited, you could have received a greater benefit by tendering your eligible options in the Offer. Also, the cash that you receive in connection with the Offer will be subject to income and employment-related taxes.

There can be no assurances concerning the future performance of our common stock, which will depend upon a number of factors, including the overall economic environment, the performance of the overall stock market and companies in the healthcare services sector and the performance of our own business. Also, options that are not tendered will continue to be subject to any applicable vesting schedule, and options may terminate if your employment terminates.

The amount of the Cash Payment to be paid in the Offer may not accurately reflect the value of your eligible options at the time of the Cash Payment.

The calculation of the amount to be paid for your eligible options in the Offer was based on a lattice-based binomial option valuation model and relied on numerous assumptions. In addition, the calculation was predicated on the closing price of our common stock on the NASDAQ Global Select Market as of November 12, 2008. If a different model, different assumptions or a different closing price had been used, the amount to have been paid in the Offer for an eligible option may have varied from the applicable Cash Payment reflected in this Offer.

III. THE OFFER

The following information provides important additional details regarding the Offer.

1.	General; Eligibility; Offer Expiration Time

We are offering to purchase for cash eligible Healthways stock options held by eligible employees. We are making this Offer upon the terms and subject to the conditions described in this Offer to Purchase.

Eligible Employees. Only “eligible employees” may participate in this Offer. Eligible employees are only those employees of the Company or one of its subsidiaries as of December 2, 2008, including officers (other than our current Chief Executive Officer), who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended.

Employees on vacation or an approved leave of absence during the Offer period may participate in the Offer. All employees, including those on vacation or on leave during the Offer period, are subject to the same deadline to tender eligible options reflected in this Offer to Purchase.

Eligible Options. We are offering to purchase only Healthways stock options that are “eligible options.” “Eligible options” are stock options for Healthways common stock that:

•	were granted between September 1, 2004 and August 15, 2008 under Our Stock Incentive Plans; and
•	are outstanding (that is, are not previously exercised, expired, terminated or forfeited) on December 2, 2008 and on the date the Offer expires.

The eligible options have exercise prices ranging from $25.31 to $66.97 per option. The Company has sole authority to determine which stock option grants are “eligible options” for purposes of the Offer. Our current President and Chief Operating Officer was appointed on October 31, 2008 and does not hold any eligible options due to the grant date of the options as well as the fact that they constituted an inducement grant under NASDAQ. Consequently, our President and Chief Operating Officer will not be participating in this Offer.

As described above, for purposes of determining eligible employees, you must be an employee on December 2, 2008 through the expiration of the Offer on December 30, 2008. Additionally, if an employee stock option that you hold expires, terminates or is forfeited before the date the Offer expires, whether because of termination of your employment or otherwise, that stock option will not be an “eligible option.” Only stock options that have not expired, terminated or been forfeited, and that remain outstanding on the date the Offer expires will be “eligible options.”

As of December 2, 2008, options to purchase up to 5,101,367 shares of our common stock were issued and outstanding under all of Our Stock Incentive Plans. Of these options, eligible options to purchase up to 1,321,502 shares of our common stock were outstanding and held by eligible employees. Eligible options have exercise prices that range from $25.31 to $66.97 per share. If you would like to confirm your eligible options, you may email benefitscommunications@healthways.com to request this information.

Tenders of options that do not qualify as “eligible options” will not be accepted. The Company’s determination of eligibility of options for purchase under the Offer is final and binding on all parties.

Offer Expiration Time. The Offer begins at 12:01 A.M., Central Standard Time, on December 2, 2008 and is scheduled to remain open until 11:59 P.M., Central Standard Time, on December 30, 2008 (or, if we extend the Offer period, a later date that we will specify). We currently have no plans to extend the Offer beyond December 30, 2008. However, if we do extend the Offer, we will announce the extension by making a public announcement no later than 9:00 A.M., Central Standard Time, on the next business day following the previously-scheduled expiration date. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer or to provide for a subsequent offering period.

We will publish a notice if we decide to:

•	increase or decrease the Cash Payment for your eligible options;
•	decrease the number of options eligible to be tendered in the Offer; or
•

increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days after the date on which we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

Without limiting the manner in which we may choose to make any public announcement, we currently intend to make an announcement regarding the Offer by email and making any appropriate filings with the SEC.

A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 A.M. (midnight) Eastern Standard Time.

No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not affect decisions on whether you are granted additional options or equity awards in the future. Eligibility for future grants of options and equity awards will remain subject to the discretion of the Company and will not depend on whether you participate in the Offer. In general, the Company has historically granted equity compensation to selected officers, employees and directors and expects to continue to do so. We have a limited “pool” of shares available for future grant under the Company’s 2007 Stock Incentive Plan, however, and we believe it is in the best interests of our stockholders for the Company to purchase the eligible options pursuant to the Offer to increase the pool of shares available for grant under the 2007 Stock Incentive Plan. Thus, although you individually will not be entitled to an additional equity grant by participating in the Offer, options tendered for purchase will increase the number of shares available for future grant to employees as a whole.

2.	Cash Payment for Eligible Options

Amount of Cash Payment. The Company is offering a cash payment in the amount set forth below for each share of Healthways common stock subject to an eligible option within the applicable grant date range as indicated in the table below.

Grant Date Range of Eligible Options	Cash Payment Per Underlying Share

9/1/04 – 12/31/04	$1.05
1/1/05 – 8/23/05	$1.17
8/24/05 – 9/30/06	$0.29
10/1/06 – 4/16/07	$0.49
4/17/07 – 8/31/07	$0.60
9/1/07 – 12/31/07	$0.51
1/1/08 – 1/31/08	$0.53
2/1/08 – 2/29/08	$0.91
3/1/08 – 4/30/08	$1.34
5/1/08 - 6/30/08	$1.63
7/1/08 – 8/15/08	$2.10

If you participate in the Offer, the cash payment you will receive will depend upon the original grant date of the options. The grant date of purchased options is the grant date set forth in the option agreement for those options. Please note: the grant date ranges apply to each of your option grants separately. This means that the various options you have received may have different cash payment amounts, depending upon the grant date of each option.

For example, if an eligible employee holds an eligible option for 1,000 shares of Healthways common stock with a grant date of October 2, 2006, we are offering a cash payment of $0.49 x 1,000, or a total of $490, for that option. To determine your total cash payment, take the number of shares of Healthways’ common stock subject to each type of eligible option and multiply it by the cash payment per underlying share of that option listed in the table above and then sum the values calculated for each type of option. The Company’s determination as to the amount of your cash payment is final and binding on all parties.

Valuation. The amount to be paid for eligible options is based on a valuation of the eligible options before the start of the Offer using a lattice binomial option valuation model. The lattice binomial model is an established method for valuing stock options and uses the following factors: stock price, the exercise price of the option, the current risk-free interest rate, the assumed volatility of the stock, the expected dividend yield of the stock, and the expected term of the option, which is produced as an output of the model by using an assumed in-the-money ratio at which the employee would be expected to exercise the option. Some of these inputs are objectively determinable, while others, such as appropriate volatility and in-the-money ratio measures, require subjective judgment. For purposes of this calculation, the weighted averages of the assumptions that the Company used were as follows:

•	Stock price: the closing price of our common stock on November 12, 2008, or $8.16;
•	Exercise price: the actual exercise price of the option being valued;
•	Risk-free interest rate: a rate based on the Treasury bill rate for notes having a maturity that most nearly corresponds to the expiration date of the option being valued (approximately 2.7%);
•	Volatility: approximately 48.4%;
•	Dividend yield: 0%; and
•	Expected life of option (from lattice model): approximately 5.0 years.

3.	Purpose

The principal reason the Company originally granted the eligible options was to attract and to provide meaningful retentive and incentive value to our employees and to effectively align the interests of our employees with those of our stockholders. However, our stock price has declined since the time these stock option grants were made, and all of the eligible options are therefore significantly “out of the money” (for more information about “in the money” and “out of the money” options, see Question 11). As a result, we do not believe the eligible options provide the retentive and incentive value that was the basis for their grant. We continue to believe that a long-term incentive compensation strategy utilizing a mix of stock options, restricted stock units and performance-based cash compensation as part of our overall compensation strategy is a key component of our strategy to attract, retain and motivate our eligible employees. However, we do not have a sufficient number (or “pool”) of shares available under the Company’s 2007 Stock Incentive Plan to include equity as a component of our long-term incentive compensation strategy consistent with our current compensation philosophy and practice. Accordingly, we believe it is in the best interests of our stockholders for the Company to purchase the eligible options pursuant to the Offer to increase the pool of shares available for grant under the 2007 Stock Incentive Plan. The Compensation Committee of our Board of Directors intends to meet following the expiration of the Offer to review the pool of shares available under the 2007 Stock Incentive Plan and to determine the equity component of the long-term equity compensation for fiscal year 2008. Although we have historically granted our long-term incentive awards in October following the most recently completed fiscal year, the timing of our fiscal 2008 annual grant will be delayed until early calendar 2009 due to the recently announced change in our fiscal year. We also wish to provide you the opportunity to attain a portion of the value of the long-term incentive component of your compensation as a result of your hard work despite the loss of the stock’s value. Accordingly, we are providing you the opportunity to obtain the more certain benefit associated with the Cash Payment, in lieu of the less certain, but potentially more valuable, benefit you could receive if you elect to retain your eligible options. Whether to participate in the Offer is your decision, and you are free to reject the Offer if you so choose.

Your participation in the Offer will not entitle you to any additional equity grant in the future and any additional equity grants to you will depend on factors generally unrelated to past option awards. The amount of options in total that are available for future grant is limited by the number of shares authorized under the 2007 Stock Incentive Plan. As indicated above, one of our purposes for making the Offer is to increase the number of shares available for future grants. Thus, although you individually will not be entitled to an additional equity grant by participating in the program, shares tendered for purchase will increase the number of shares available for future grant to employees as a whole.

4.	Procedures for Tendering Eligible Options

You may tender your options only as described in this Section III.4. Tender by any other means will not be effective.

Electing to Participate and Tender Options. To participate in the Offer, you must tender eligible options before the expiration of the Offer. To tender your eligible options, you must complete and sign the Letter of Transmittal and deliver it to the Company by email to benefitscommunications@healthways.com, by fax to (615) 764-0346 or by mail to Attn: Betty Ann Lay, Healthways, Inc., 701 Cool Springs Boulevard, Franklin, TN 37067. If you do not submit your completed Letter of Transmittal before 11:59 P.M., Central Standard Time, on December 30, 2008, your tender of eligible options will not be given effect.

If you elect to participate in the Offer, you must elect to tender all of your eligible options.

For your election to participate in the Offer to be valid, you must make your election by 11:59 P.M., Central Standard Time, on December 30, 2008 (or, if we extend the Offer, a later date we will specify). If you do not complete and sign the Letter of Transmittal and deliver it to the Company by 11:59 P.M., Central Standard Time, on the date the Offer expires, you will not participate in the Offer, and all of your eligible options will remain outstanding with their original exercise price and original terms.

Electing Not to Participate. Participation in the Offer is voluntary. If you do not want to tender your eligible options in the Offer, you do not need to do anything. Any eligible options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of eligible options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of eligible options that we determine were not properly effected or that we determine are unlawful to accept. Otherwise, we expect to accept all validly tendered eligible options that are not properly withdrawn. We may waive any defect or irregularity in any election with respect to any particular eligible options or any particular eligible employee. No eligible options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the eligible employee tendering the eligible options or waived by us. Neither we nor any other person is obligated to give notice of receipt of any election or of any defects or irregularities involved in the purchase of any eligible options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.

Our Acceptance Constitutes an Agreement. Your election to tender your eligible options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance of your eligible options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, the options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights with respect to the eligible options.

5.	Withdrawal Rights

You may withdraw your election to tender eligible options only if you comply with the provisions of this Section III.5.

To withdraw your election to tender options in the Offer, you must effect a withdrawal by completing and submitting the Election Withdrawal Notice to the Company by email to benefitscommunications@healthways.com, by fax to (615) 764-0346 or by mail to Attn: Betty Ann Lay, Healthways, Inc., 701 Cool Springs Boulevard, Franklin, TN 37067, at any time before 11:59 P.M., Central Standard Time, on December 30, 2008. If we extend the Offer beyond that time, you may withdraw your tender of eligible options at any time until the expiration of the extended deadline.

Once you have withdrawn your tender of eligible options, you may not revoke that withdrawal. Rather, if you change your mind and decide you want to re-tender your eligible options after you have withdrawn them, you must again follow the election procedure described in Section III.4 above before the expiration of the Offer.

No withdrawal rights will apply to options tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to eligible options tendered in the Offer and accepted for payment. (For more information, see Section III.7.)

We will determine all questions as to the form and validity (including time of receipt) of withdrawals. Our determination of these matters will be final and binding on all parties. Neither we nor any other person is obligated to give you notice of any errors in any withdrawal, and no one will be liable for failing to give notice of any errors.

6.	Acceptance of and Payment for Eligible Options

Acceptance. If you are an eligible employee and validly tender eligible options that you do not withdraw from the Offer before the date the Offer expires, those options will be cancelled when we accept them for payment and you will no longer have any rights with respect to those options.

Timing of Acceptance. Subject to our rights to extend, terminate and amend the Offer before the date the Offer expires, we will accept promptly after the expiration of the Offer all validly tendered eligible options that have not been properly withdrawn.

Cash Payment. The Company will pay you promptly after expiration of the Offer (including any extensions of the expiration date of the Offer) for properly tendered options that are not validly withdrawn and are accepted for payment. Payments will be made through the Company’s payroll system. We anticipate that your payment will occur in early 2009.

The cash payment generally will be taxable income to the eligible employee in the year that the payment is made, and the amount will be subject to tax withholdings. For information about applicable tax withholding requirements, see Section III.8. No interest will accrue and no interest will be paid on any portion of the cash payment, regardless of when paid. The cash payment will not be subject to any vesting condition or otherwise subject to forfeiture.

You may not defer the payment of your cash payment until a later date.

Termination of Option Agreements. Upon our acceptance of your eligible options that you tender in this Offer, your currently outstanding option agreements relating to the tendered eligible options automatically will be cancelled and rendered null and void and you, by tendering your eligible options, irrevocably release all of your rights thereunder.

7.	Extension of Offer; Termination; Amendment; Subsequent Offering Period

We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any eligible options tendered for purchase by publicly announcing the extension and giving oral, written or electronic notice of such extension to the eligible employees.

Before the expiration date of the Offer, we may postpone our decision of whether or not to accept and cancel any eligible options in our discretion. In order to postpone accepting and canceling eligible options tendered in the Offer, we must publicly announce the postponement and give oral, written or electronic notice of the postponement to the eligible employees. Our right to delay accepting eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

Before the expiration date of the Offer, the Board of Directors may terminate the Offer in its sole discretion as specified in Section III.9. Furthermore, before the expiration date of the Offer, and as specified in Section III.9, we may terminate the Offer if the number of tendered options is not greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options at the time of the expiration of the Offer. In such event, any tendered eligible options will continue to be held by the tendering eligible employee as if no tender had occurred. We will provide oral, written or electronic notice of any such termination to all eligible employees holding eligible options.

As long as we comply with applicable law, we reserve the right, in our discretion, to amend the Offer in any respect, including decreasing or increasing the amount of the Cash Payment or by changing the number of options eligible to be purchased in the Offer. If we extend the length of time during which the Offer is open, such extension will be announced no later than 9:00 A.M., Central Standard Time, on the next business day after the last previously scheduled or announced time for expiration of the Offer. Any amendment will be disseminated promptly to eligible employees in a manner reasonably designed to inform eligible employees of such change. Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to eligible employees.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

•	increase or decrease in the Cash Payment for your eligible options;
•	decrease the number of options eligible to be tendered in the Offer; or
•

increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer for a period of at least ten business days after the date the notice is published.

After expiration of the Offer and acceptance of eligible options validly tendered in, and not withdrawn from, the Offer, we may, but are not obligated to, provide one or more subsequent offering periods. A subsequent offering period, if provided, will be an additional period of up to 20 business days beginning on the next business day following the date the Offer expires, during which eligible holders may tender, but not withdraw, any remaining eligible options and receive the Cash Payment. We will promptly accept and pay for all eligible options that are validly tendered by the expiration of the initial Offer period, whether or not we provide a subsequent offering period. During a subsequent offering period, tendering eligible holders will not have withdrawal rights, and we will immediately accept and promptly pay for any eligible options validly tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, we will make a public announcement no later than 9:00 A.M., Central Standard Time, on the next business day following the date the Offer expires or date of termination of any prior subsequent offering period.

8.	Material U.S. Federal Income Tax Consequences

The following summarizes the material U.S. federal income tax consequences of the Offer to you. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to legislative changes. In addition, circumstances unique to certain individuals may change the usual income tax results.

The cash to be paid for eligible options tendered in the Offer will be treated as regular cash compensation. As such, you will recognize ordinary income in the year in which the cash is paid to you. The ordinary income will be reflected in the Form W-2 reported to the Internal Revenue Service for you by Healthways for the year in which the payment is made. The amount of cash paid to you in exchange for eligible options tendered in the Offer will be reduced by all required income and payroll tax withholdings.

There may be additional state or local tax imposed on your tender, and those consequences may vary based on where you live. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

You should consult your own tax advisor with respect to the tax consequences of participating in the Offer.

9.	Conditions to Completion of the Offer

Notwithstanding any other provision of this Offer, we will not be required to accept any eligible options tendered for purchase, and we may withdraw or terminate this Offer, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date hereof and prior to the expiration of this Offer, our Board of Directors determines in its sole discretion to withdraw or terminate this Offer. Our Board of Directors retains the authority, in its sole discretion, to extend, amend, withdraw or terminate this Offer.

Furthermore, we may terminate or amend this Offer, or postpone our acceptance and cancellation of any eligible options tendered for purchase under this Offer, if at any time on or after December 2, 2008, and on or before the date the Offer expires, we determine there shall not have been a minimum number of eligible options tendered under this Offer in an amount representing greater than, or equal to, eighty percent (80%) of the total number of shares underlying all eligible options at the time of the expiration of the Offer.

10.	Price Range of Common Stock Underlying Eligible Options

There is no established trading market for the eligible options. The securities underlying the eligible options are shares of our common stock. Our common stock currently trades on the NASDAQ Global Select Market under the symbol “HWAY.”

The following table presents the high and low sales prices per share of our common stock for the periods indicated as reported by the NASDAQ Global Select Market:

	High	Low
Fiscal Year Ended August 31, 2007
First Quarter	$52.37	$37.55
Second Quarter	$49.58	$42.64
Third Quarter	$48.76	$41.58
Fourth Quarter	$56.90	$42.77
Fiscal Year Ended August 31, 2008
First Quarter	$60.88	$48.99
Second Quarter	$71.22	$28.43
Third Quarter	$37.79	$29.68
Fourth Quarter	$34.60	$18.57
Transition Period Ending December 31, 2008
September 1, 2008 through November 28, 2008	$19.96	$5.35

On November 28, 2008, the closing price of our common stock as reported by the NASDAQ Global Select Market was $8.09 per share.

You should obtain current market prices for our common stock before you decide whether to tender your eligible options.

11.       Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options

All of our officers, other than our current Chief Executive Officer, who hold eligible options are eligible to participate in this Offer. In addition, as stated previously, our current President and Chief Operating Officer was appointed on October 31, 2008, and does not hold any eligible options due to the grant date of the options as well as the fact that they constituted an inducement grant under NASDAQ. Consequently, our current President and Chief Operating Officer will not be participating in the Offer.

A list of our current directors and executive officers and the number of options beneficially owned by each of them as of December 2, 2008 is attached to this Offer to Purchase as Schedule A. We also refer you to our 2008 annual meeting proxy statement, filed with the SEC on December 31, 2007, for information concerning agreements, arrangements and understandings between the Company and other persons with respect to the Company’s common stock. A copy of our 2008 annual meeting proxy statement can be found on the SEC’s web site at www.sec.gov and on our web site at www.healthways.com and is incorporated by reference into this document.

As of December 2, 2008, our executive officers as a group held eligible options to purchase an aggregate of up to 135,511 shares of our common stock. Schedule A lists the eligible options held by each executive officer as of December 2, 2008.

A list of transactions in the Company’s employee stock options during the past 60 days involving our directors and executive officers is attached to this Offer to Purchase as Schedule B.

12.	Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer

Eligible options that we purchase in the Offer will be cancelled immediately upon our acceptance of the tender of such options after expiration of the Offer. With respect to eligible options granted under Our Stock Incentive Plans that we purchase in the Offer, the shares of common stock subject to those options will be returned to the pool of awards available for grant under our 2007 Stock Incentive Plan without further shareholder action.

The aggregate amount of the Cash Payments would be approximately $867,000 if all eligible options are purchased in the Offer. The aggregate amount of the Cash Payments made in exchange for eligible options will be charged to stockholders’ equity to the extent that the amount does not exceed the fair value of the eligible options accepted for payment, as determined at the purchase date. The amount paid in excess of that fair value, as determined at the purchase date, will be recorded as compensation expense. The amount of compensation cost measured at the grant date but not yet recognized will be recognized as compensation cost at the purchase date. Accounting for the exchange will be reflected in our consolidated financial statements for the period in which the exchange is completed, which we expect to be in December 2008.

13.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the eligible options or the payment of the Cash Payments for eligible options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, eligible options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options and to pay the Cash Payment is subject to the conditions described in Section III.9.

14.	Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for asking eligible employees to tender eligible options under the Offer.

15.	Source and Amount of Consideration

As of December 2, 2008, eligible options to purchase up to 1,321,502 shares of our common stock were outstanding and held by eligible employees. If all eligible options are tendered to the Company for purchase under the Offer, the aggregate Cash Payments will be approximately $867,000. We anticipate making payment to tendering eligible employees for the purchase of eligible options pursuant to the Offer and payment of related fees and expenses from available cash on hand.

16.	Information Concerning Healthways, Inc.

Founded in 1981, Healthways provides specialized, comprehensive Health and Care SupportSM solutions to help people maintain or improve their health and, as a result, reduce both direct healthcare costs and costs associated with the loss of health-related employee productivity.

Designed to provide highly specific and personalized interventions for each individual in a population, irrespective of health status, age, or payor, our evidence-based services are made available to consumers by phone, mail, internet, and face-to-face interactions.

We deliver our programs to customers, which include health plans, governments, employers, and hospitals, in all 50 states, the District of Columbia, and Puerto Rico. We began delivering our Health and Care Support programs in Germany and Brazil in January 2008 and June 2008, respectively. Our services include

•	fostering wellness and disease prevention through total population screening, health risk assessments, and supportive interventions;
•	providing access to health improvement programs such as fitness, weight management, complementary and alternative medicine and smoking cessation;
•	promoting the reduction of lifestyle behaviors that lead to poor health or chronic conditions;
•

providing educational materials and personal interactions with highly trained nurses and other healthcare professionals that are designed to create and sustain healthier behaviors to members with chronic conditions;

•	incorporating current evidence-based clinical guidelines into interventions to optimize patient health outcomes;
•	developing Care Support plans and motivating members to set attainable goals for themselves;
•	providing local market resources to address acute episodic interventions;
•	coordinating members’ care with their healthcare providers; and
•	providing software licensing and management consulting in support of health and care support services.

Our programs focus on prevention, education, physical fitness, health coaching, behavior change and evidence-based interventions to drive adherence to proven standards of care, medication regimens and physicians’ plans of care. The programs are designed to support better health and assist in providing more effective care, which we believe will optimize the health status of member populations and reduce both the short-term and long-term direct healthcare costs for participants, including costs associated with the loss of health-related employee productivity.

Our principal executive offices are located at 701 Cool Springs Boulevard, Franklin, TN 37067, and our telephone number at that address is (615) 614-4929. Additional information concerning the Company can be found on our website at www.healthways.com.

17.	Corporate Plans, Proposals and Negotiations

The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may, from time to time, engage in purchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of shares of our common stock or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with the Company or with existing members of management for changes in positions, responsibilities or compensation. The Company also enters into agreements for the purchase and sale of products and services, engages in purchases and sales of assets and incurs indebtedness from time to time in the ordinary course of business.

Subject to the foregoing and except as otherwise disclosed in this Offer to Purchase or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;
•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;
•	any material change in our present dividend policy, or our indebtedness or capitalization;
•	any other material change in our corporate structure or business;
•	any other changes to the present Board of Directors or management of the Company;
•	our common stock not being authorized for listing on the NASDAQ Global Select Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;
•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or
•	any changes in our Articles of Incorporation, Bylaws or other governing instruments or any actions that could impede the acquisition of control of the Company.
18.	Additional Information

With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on December 2, 2008, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You should review the Schedule TO, including the exhibits, before making a decision on whether to participate in the Offer.

We also recommend that, in addition to this document, you review the following materials, which we have filed with the SEC, before making a decision on whether to participate in the Offer:

•

The Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, filed with the Securities and Exchange Commission on October 30, 2008 (File No. 000-19364) (incorporated herein by reference).

•	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008 (File No. 000-19364) (incorporated herein by reference).
•

The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 31, 2007 (File No. 000-19364) (incorporated herein by reference).

•

A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

You also may want to review the filings we make with the SEC after the date of this Offer to Purchase.

The filings listed above and our other reports, registration statements, proxy statements and other SEC filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330. These filings are also available to the public on the web site of the SEC at www.sec.gov and on our web site at www.healthways.com.

We will also provide, without charge, to any eligible employee holding eligible options, upon the request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may make such a request by writing to us at 701 Cool Springs Boulevard, Franklin, TN 37067, Attn: Betty Ann Lay, or by telephoning us at (615) 614-4929.

The information contained in this Offer to Purchase should be read together with the information contained in the documents to which we have referred you in this Offer to Purchase.

19.	Miscellaneous; Forward-Looking Statements

This Offer to Purchase contains or incorporates by reference forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” or “continue.” In order for us to use the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we caution you that the factors discussed in our Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2008, among others factors, may affect these forward-looking statements. Consequently, actual operations and results may differ materially from those expressed in the forward-looking statements. The Company undertakes no obligation to update or revise any such forward-looking statements, except as otherwise required by applicable law.

We are not aware of any jurisdiction where the making of the Offer violates applicable law. If we become aware of any jurisdiction where the making of the Offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders of eligible options for cancellation be accepted from or on behalf of, the eligible employees residing in such jurisdiction.

Neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.

HEALTHWAYS, INC.

December 2, 2008

SCHEDULE A

INFORMATION CONCERNING OUR DIRECTORS AND EXECUTIVE OFFICERS

Name ***	Positions and Offices Held	Number of Shares Underlying Eligible Options Subject to Offer	Percentage of Shares Underlying Eligible Options Subject to Offer	Number of Shares Underlying Outstanding Options Beneficially Owned	Percent-age of Shares Under-lying Out-standing Options
Thomas G. Cigarran	Chairman of the Board and Director	--	*	305,646	5.7%
John W. Ballantine	Director	--	*	50,000	**
J. Cris Bisgard	Director	--	*	50,000	**
William C. O’Neil	Director	--	*	35,000	**
C. Warren Neel	Director	--	*	35,000	**
Mary Jane England, M.D.	Director	--	*	30,000	**
Alison Taunton-Rigby	Director	--	*	25,000	**
John A. Wickens	Director	--	*	20,000	**
Henry D. Herr	Director	--	*	5,000	**
L. Ben Lytle	Director	--	*	--	**
Ben R. Leedle, Jr.	Chief Executive Officer	--	*	1,454,368	27.3%
Mary A. Chaput	Chief Financial Officer	37,231	2.8%	292,231	5.5%
Stefen F. Brueckner	President and Chief Operating Officer	--	*	225,000	4.2%
Matthew E. Kelliher	Executive Vice President, International Business	38,080	2.9%	63,080	1.2%
Anne M. Wilkins	Executive Vice President, Strategy	40,000	3.0%	40,000	**
Alfred Lumsdaine	Senior Vice President and Corporate Controller	20,200	1.5%	39,950	**

* Represents less than 1% of shares underlying eligible options subject to the Offer.

**Represents less than 1% of shares underlying outstanding options.

*** Directors and the Chief Executive Officer will not participate in the Offer. In addition, as stated above, our current President and Chief Operating Officer does not hold any eligible options, and therefore, will not be participating in the Offer.

The address of each director and executive officer is c/o Healthways, Inc., 701 Cool Springs Boulevard, Franklin, TN 37067, and the telephone number of each director and executive officer is (615) 614-4929. The information set forth in this table is as of December 2, 2008.

SCHEDULE B

TRANSACTIONS BY OUR DIRECTORS AND EXECUTIVE OFFICERS

Name	Date of Transaction	Grant (G), Exercise (E) or Cancellation (C)	Amount of Securities Involved	Exercise Price Per Share

Stefen F. Brueckner	10/31/2008	G	225,000	$10.10

Mr. Brueckner’s grant constituted an inducement award under NASDAQ Marketplace Rule 4350.

*Directors and the Chief Executive Officer will not participate in the Offer. In addition, as stated above, our current President and Chief Operating Officer does not hold any eligible options, and therefore, will not be participating in the Offer.

The information in this table covers the 60-day period from October 3, 2008 through December 1, 2008, inclusive.